Exhibit 99.17

CERTIFICATE OF QUALIFIED PERSON

Paul Thornton, P.Eng

I, Paul Thornton, P.Eng, do hereby certify that:

1.	I am a Senior Mining Engineer of:

JDS Energy & Mining Inc.

Suite 900 – 999 W Hastings St, Vancouver, BC, Canada V6C 2W2

2.	I graduated from the University of British Columbia in 2016 with a B.A.Sc in Mining Engineering. I have practiced my profession consistently since 2017.

3.	I am a Registered Professional Engineer (#56236) in good standing in British Columbia.

4.	I have worked as an engineer for a total of 9 years. My experience includes mine technical services management, mine design and scheduling, field engineering, mine surveying, project management, cost estimation, construction planning and construction management for mining projects.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “ NI 43-101 Technical Report Zimapan Mine Hidalgo State, Mexico” (the “Technical Report”), dated effective December 31, 2025, prepared for Santacruz Silver Mining Ltd.; and am responsible for Sections 1.7, 1.10 to 1.12, 12.3, 12.5, 15, 16, 18, 19, 21, 22, 25, and 26. I visited the project site from March 22 to 29, 2026.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	As of the effective date of the technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and dated this 30th day of April, 2026.

/s/ Paul Thornton
Paul Thornton, P.Eng